PRESS RELEASE

ASANKO GOLD WINS the ghana mining industry awards
2016 csI project of the year

Vancouver, British Columbia, December 6, 2016 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is delighted to announce it has received the Ghana Mining Industry Awards ("GMIA") 2016 Corporate Social Investment ("CSI") Project of the Year for the Obotan Cooperative Credit Union initiative.

The Obotan Cooperative Credit Union ("OCCU") aims to increase access to financial capital and other financial services to assist small businesses address the challenge of access to credit and to support the development of economic growth in and around the Asanko Gold Mine catchment area.

Launched in December 2015, before the Asanko Gold Mine had even poured first gold, the OCCU has over 800 members and more than GHS 200,000 in assets. The OCCU is sponsored by Asanko and the German government-backed development organization, Deutsche Gesellschaft für Internationale Zusammenarbeit GmbH ("GIZ"), and is also an affiliate member of the Credit Union Association of Ghana.

Peter Breese, President and CEO, said "This award is the highest endorsement by the Ghana Chamber of Mines of Asanko's CSR program and it is particularly gratifying to win such a prestigious award when the Asanko Gold Mine has only been in operation for 10 months.

The award is also the endorsement of our strategic partnership with GIZ, who have been a very supportive partner and I look forward to many years of future collaboration. The OCCU is a wonderful initiative that is truly making a difference to people's quality of life and demonstrates that the Asanko Gold Mine is contributing to broader economic development in the area that will be sustainable beyond the life of the mine. I would also like to acknowledge and thank the Ghana Revenue Authority and the Ghana Cooperative Credit Union Association for their role and assistance with the OCCU."

The Chief Executive Officer of the Ghana Chamber of Mines, Mr. Sulemanu Koney, congratulated Asanko on winning the Best CSI Project Award and stated that, "even though the mine has only been in operation for less than a year, its unique approach to social investments has earned it this award. We trust Asanko will continue to leverage its presence in further enhancing its positive and beneficial impact on its communities".

The OCCU is member-owned not-for-profit financial cooperative that provides savings, credit and other financial services to their members. With seed capital provided by the Asanko Gold Mine, Credit Union members pool their savings and deposits to finance loans to other members and benefit from higher returns on savings, lower interest rates and fewer fees.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 was built within budget and ahead of schedule, with gold production commencing in January 2016 and commercial production declared on April 1, 2016. Ramp-up to steady-state production of 190,000 ounces per annum was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.